1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

June 1, 2011

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   PIMCO Funds (the “Registrant”)

         File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In a May 3, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 187 (“PEA 187”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), as filed on March 18, 2011. PEA 187 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO RealRetirement® 2015 Fund, PIMCO RealRetirement® 2025 Fund and PIMCO RealRetirement® 2035 Fund, each a new series of the Registrant (each a “Fund,” collectively the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1: Fee Tables. Delete all footnotes to the Annual Fund Operating Expenses tables that relate to interest expense, as these footnotes are neither permitted nor required by Item 3 of Form N-1A.

Response: To the extent a Fund enters into certain investments, such as reverse repurchase agreements, or enters into certain borrowings, such as a line of credit, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,1 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments or borrowings as an investment strategy.

[1]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Brion R. Thompson June 1, 2011 Page 2

Unlike many other fund complexes, the Funds have a “unified fee” structure wherein each Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in each Fund’s statutory prospectus and disclosed in the combined Management Fees line item of the Fee Table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Funds do bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the Fee Table, is a Fund’s interest expense. As interest expense may vary, causing a Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the Fee Table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).2 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).3 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Fund with other mutual funds. Without the current Fee Table footnotes describing a Fund’s interest expense and its effect on the Fund’s expense ratio, the Registrant believes the Fund’s Fee Table would not

[2]	Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 31 (Jan. 13, 2009).

[3]	Id. at 16-17.

Brion R. Thompson June 1, 2011 Page 3

adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Funds have a unique unified fee structure as described above, what comprises “Other Expenses” for a Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on a Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Funds do not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the Funds, investors in the Funds have reasonably come to expect that the total expense ratio of a Fund is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Funds’ unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its Fee Tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Fund’s interest expense, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s Fee Table). The Registrant believes the failure to do so may be confusing as investors may not otherwise understand why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Brion R. Thompson June 1, 2011 Page 4

Comment 2: Principal Investment Strategies. As this disclosure indicates the Funds will invest in derivatives, please confirm that the Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and that the Funds’ derivatives disclosure is consistent with the observations made in the Letter.

Response: The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and confirms that, in the Registrant’s opinion, the Funds’ derivatives disclosure is consistent with the observations made in the Letter.

To the extent a Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

Each Fund provides a summary of the types of derivatives used within its Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of a Fund’s principal investment strategies. A Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Fund Summaries is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to a Fund.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Fund Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the Statement of Additional Information (“SAI”). The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the

Brion R. Thompson June 1, 2011 Page 5

Fund Summary and providing successively more detail in each of three separate sections of the prospectus and SAI that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Comment 3: Principal Investment Strategies. As the Funds may invest directly in bonds and other Fixed Income Instruments, add disclosure regarding each Fund’s (i) average portfolio maturity and (ii) credit quality limitations. For example, add disclosure clarifying whether or not each Fund can invest in junk bonds.

Response: There is no limit on the Funds’ average portfolio maturity relative to the Funds’ fixed income investments, which are but one part of an overall allocation to multiple asset classes. Accordingly, Registrant will revise the current disclosure to state that the Funds may invest in “Fixed Income Instruments of varying maturities.”

There is also no limit on the credit quality of the Funds’ fixed income investments, although each Fund includes “High Yield Risk” as a principal risk, which provides that high yield securities and unrated securities of similar credit quality “commonly known as ‘junk bonds’” may be subject to greater levels of credit and liquidity risk. Accordingly, Registrant believes the current disclosure is appropriate as is in light of the High Yield Risk disclosure.

Comment 4: Principal Investment Strategies and Principal Risks. Since “Commodity Risk” is a principal risk of investing in the Funds, add discussion of a Fund’s investments in commodities to the Principal Investment Strategies or direct the Staff to current disclosure in the Principal Investment Strategies regarding commodities. Additionally, the “Commodity Risk” disclosure appears to focus on commodity-linked derivative instruments. Please explain how investment in commodity-linked derivatives is consistent with the Funds’ investment objectives and principal investment strategies.

Response: Commodity Risk describes a principal risk of certain Underlying PIMCO Funds in which the Funds may invest. A principal investment strategy of these Underlying PIMCO Funds is investments in commodity-linked derivatives, which is consistent with those Underlying PIMCO Funds’ investment objectives and strategies, thus “Commodity Risk” emphasizes risks related to investments in such derivatives. Accordingly, Commodity Risk is a principal risk of the Funds to the extent a Fund invests in an Underlying PIMCO Fund with the corresponding principal risk. The Funds may invest in each Underlying PIMCO Fund and various other Acquired Funds as part of each Fund’s investment strategies in seeking to achieve the Fund’s investment objective. In order to clarify the risk disclosure in response to the Staff’s comment, each Fund will add the following sentence to the introductory narrative preceding the Principal

Brion R. Thompson June 1, 2011 Page 6

Risks section, “[t]he principal risks of investing in the Fund include risks from direct investments and/or indirect exposure through investment in Acquired Funds.”

Comment 5: Principal Risks. The Funds include both “Subsidiary Risk” and “Short Sale Risk” as principal risks of each Fund. Add disclosure regarding each Fund’s investments in a subsidiary and use of short sales as part of the Fund’s Principal Investment Strategies.

Response: Subsidiary Risk and Short Sale Risk are each principal risks of certain Underlying PIMCO Funds in which the Funds may invest. Accordingly, Subsidiary Risk and Short Sale Risk are principal risks of the Funds to the extent a Fund invests in an Underlying PIMCO Fund with the corresponding principal risk. In order to clarify the risk disclosure in response to the Staff’s comment, each Fund will add the following sentence to the introductory narrative preceding the Principal Risks section, “[t]he principal risks of investing in the Fund include risks from direct investments and/or indirect exposure through investment in Acquired Funds.”

Comment 6: Principal Risks. Per Item 4(b)(1)(iii) of Form N-1A, the sentence “[a]n investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency” should be included in this section only if the Fund is advised by or sold through an insured depository institution. Confirm that the Fund complies with Item 4(b)(1)(iii) or delete this disclosure.

Response: To the best of the Registrant’s knowledge and belief, the Funds may be sold through an insured depository institution from time to time. Accordingly, the Registrant believes the current disclosure is appropriate as is.

Comment 7: Tax Information. Include disclosure in this section of the Fund Summary clarifying that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response: The Registrant believes the current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.4 In consideration of the Staff’s comment, the Registrant has reviewed its

[4]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Brion R. Thompson June 1, 2011 Page 7

current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

Summary Prospectuses

Comment 8: If a Fund will file a summary prospectus that incorporates other documents by reference, provide an example of the legend the Fund intends to use at the beginning of the summary prospectus. It is the Staff’s view that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information and Form N-1A Item 13 Financial Highlights Information, but not other information from the Fund’s shareholder reports.

Response: As the Funds are new series of the Registrant that have not yet commenced operations, the Funds do not currently have a shareholder report to incorporate by reference into a Fund’s summary prospectus. The Registrant intends to use the following legend in each Fund’s initial summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at http://investments.pimco.com/prospectuses. You can also get this information at no cost by calling 1-800-927-4648 or by sending an email request to Orders@MySummaryProspectus.com. The Fund’s prospectus, dated June 1, 2011 and Statement of Additional Information, dated July 31, 2010, each as supplemented, are incorporated by reference into this Summary Prospectus.

The Registrant respectfully notes that each Fund reserves the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

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Brion R. Thompson June 1, 2011 Page 8

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 187 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

June 1, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 187 to the Registrant’s registration statement under the Securities Act of 1933, as filed on March 18, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Audrey L. Cheng